
September 20, 2012

VIA U.S. MAIL AND FAX

Jordan K. Thomsen, Vice President and Counsel
AXA Equitable Life Insurance Company
1290 Avenue of the Americas
New York, NY 10104

      Re: Separate Account No. 70 of AXA Equitable Life Insurance
              Company
              AXA Equitable Life Insurance Company
              Initial N-4
              File Nos. 333-182795, 333-182796 and 811-22651

Dear Mr. Thomsen:

The staff has reviewed the above-referenced registration statements which the Commission received on July 23, 2012. Based on your representation on the cover page of the filings, the registration statements received a selective review. Based on this review, we have the following comments on the filings. Each comment applies to both registration statements.

1. General

a. Please confirm that the contract name on the front cover page of the prospectus will continue to be the same as the EDGAR class identifiers associated with the contract.

b. Please disclose in the supplement that: (1) contractowners' assets will be moving from Separate Account 49 to a Separate Account 70 (and what this means); (2) the reasons that the assets are being transferred; and (3) the effects (if any) of the transfers on contractowners.

2. Item 24. Financial Statements and Exhibits

Please provide Powers of Attorney that relate specifically to the filings. See Rule 483(b) of the Securities Act of 1933.

3. Item 32. Undertakings

Please change "Certificates" to "Contracts" in the fee representation.

4. Financial Statements, Exhibits, and Other Information

Any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

* * * ** ** * * * * * * * * * * *

Responses to these comments should be made in a letter to me and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

If you have any questions, please phone me at (202) 551-6751. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-8629.

Sincerely,

Alison White
Senior Counsel
Office of Insurance Products